UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC File Number 000-50771

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

American Patriot Financial Group, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3095 East Andrew Johnson Highway

Address of Principal Executive Office (Street and Number)

Greeneville, Tennessee  37745

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Patriot Financial Group, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the period ended December 31, 2009 on a timely basis because the Company could not complete the preparation of the required information without unreasonable effort and expense.  The Company’s executive staff consists of two full-time employees. The passage of the Sarbanes-Oxley Act of 2002 has significantly increased the burden on these employees of preparing the necessary information, which burden is in addition to their responsibilities for the Company’s ordinary business operations.  As a result of these factors, the Company’s senior management has not been able to prepare the necessary information to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

T. Don Waddell	(423)	636-1555
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due primarily to the continued deterioration of economic conditions in the markets in which the Company operates, which contributed to a deterioration in the Company’s asset quality and led to an increase in the Company’s provision for loan losses, as well as the results of regulatory examinations, the Company expects to report an approximately $3.9 million loss for the year ended December 31, 2009, compared to a loss of approximately $559,000 for the year ended December 31, 2008. The Company’s expects to recognize a provision for loan losses of approximately $3.1 million for the year ended December 31, 2009 as compared to a provision for loan losses of approximately $1.3 million for 2008. Total stockholders' equity at December 31, 2009 was approximately $4.3 million, compared to approximately $8.3 million at December 31, 2008.

American Patriot Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ T. Don Waddell
Name : T. Don Waddell
Title : Chief Financial Officer